QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

DragonWave Inc.	For the three and six months ended August 31 2013

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

(Unaudited)

	Note	As at August 31, 2013	As at February 28, 2013
Assets
Current Assets
Cash and cash equivalents	4	8,858	22,959
Restricted cash	4	968	—
Trade receivables	5	20,832	35,452
Inventory	6	32,917	32,722
Other current assets	7	5,618	6,077
Contingent receivable	3	—	13,843
Deferred tax asset		54	69

		69,247	111,122
Long Term Assets
Property and equipment	8	4,504	7,444
Deferred tax asset		1,568	1,581
Deferred financing cost	11	—	149
Intangible assets	9	1,975	2,771
Goodwill	9	11,927	11,927

		19,974	23,872
Total Assets		89,221	134,994

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	10	30,964	56,962
Debt facility	11	15,000	15,000
Deferred revenue		848	1,163
Capital lease obligation	3	2,551	3,251
Contingent liabilities	3	200	255

		49,563	76,631
Long Term Liabilities
Capital lease obligation	3	—	1,451
Other long term liabilities	12	693	783
Contingent liabilities	3	—	519

		693	2,753
Commitments	15
Shareholders' equity
Capital stock	13	179,589	179,429
Contributed surplus	13	6,638	6,047
Deficit	13	(137,331)	(120,197)
Accumulated other comprehensive loss	13	(9,743)	(9,685)

Total Shareholder's equity		39,153	55,594
Non-controlling interests	3	(188)	16

Total Equity		38,965	55,610
Total Liabilities and Equity		89,221	134,994

Shares issued & outstanding	13	38,123,880	38,048,297
On behalf of the Board:

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts
(Unaudited)

		Three months ended		Six months ended
	Note	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012
REVENUE	18	25,453	44,157	49,985	57,131
Cost of sales	6	22,659	37,414	44,371	46,255

Gross profit		2,794	6,743	5,614	10,876

EXPENSES
Research and development		4,783	12,139	10,085	16,538
Selling and marketing		3,175	4,357	6,557	8,015
General and administrative		4,433	8,513	9,181	13,783

		12,391	25,009	25,823	38,336

Income (loss) before amortization of intangible assets and other items		(9,597)	(18,266)	(20,209)	(27,460)
Amortization of intangible assets	9	(437)	(1,199)	(996)	(1,741)
Accretion expense		(56)	(30)	(121)	(52)
Restructuring expense	19	—	—	—	(798)
Interest income (expense)	11	(380)	(740)	(918)	(711)
Impairment of intangible assets	9	—	(1,148)	—	(4,017)
Gain on change in estimate	3, 15	342	352	342	1,542
Gain on contract amendment	3	—	—	5,285	—
Gain on purchase of business	3	—	19,397	—	19,397
Foreign exchange gain (loss)		(397)	462	(495)	(541)

Income (loss) before income taxes		(10,525)	(1,172)	(17,112)	(14,381)
Income tax expense (recovery)		76	—	168	(572)

Net Income (loss)		(10,601)	(1,172)	(17,280)	(13,809)
Net Loss Attributable to Non-Controlling Interest		92	50	146	108

Net Income (loss) applicable to shareholders		(10,509)	(1,122)	(17,134)	(13,701)
Income (loss) per share
Basic	14	(0.28)	(0.03)	(0.45)	(0.37)
Diluted	14	(0.28)	(0.03)	(0.45)	(0.37)
Weighted Average Shares Outstanding
Basic	14	38,112,887	37,992,859	38,086,403	36,962,103
Diluted	14	38,112,887	37,992,859	38,086,403	36,962,103

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Expressed in US $000's except share and per share amounts
(Unaudited)

	Three months ended		Six months ended
	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012
Net Income	(10,601)	(1,122)	(17,280)	(13,809)
Foreign currency translation differences for foreign operations	(120)	6	(116)	(62)

Comprehensive Income (Loss)	(10,721)	(1,116)	(17,396)	(13,871)

Total comprehensive income (loss) attributable to:
Shareholders of the Company	(10,569)	(1,069)	(17,192)	(13,732)
Non-controlling interest	(152)	(47)	(204)	(139)

	(10,721)	(1,116)	(17,396)	(13,871)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

(Unaudited)

	Three months ended		Six months ended
	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012
Operating Activities
Net Income (Loss)	(10,601)	(1,172)	(17,280)	(13,809)
Items not affecting cash
Amortization of property and equipment	1,270	1,724	2,796	2,478
Amortization of intangible assets	437	1,199	996	1,741
Accretion expense	56	30	121	52
Bad debt expense	275	34	280	69
Royalty amortization	—	(58)	—	(151)
Rental expense	—	957	—	957
Interest expense	156	211	419	211
Impairment of intangible assets	—	1,148	—	4,017
Gain on change in estimate	(342)	(352)	(342)	(1,542)
Gain on purchase of business	—	(19,397)	—	(19,397)
Gain on contract amendment	—	—	(5,285)	—
Stock-based compensation	327	388	642	792
Unrealized foreign exchange loss	18	(467)	(66)	649
Future income tax expense (recovery)	76	—	168	(572)
Inventory impairment	64	2,639	163	2,673

	(8,264)	(13,116)	(17,388)	(21,832)
Changes in non-cash working capital items	(4,567)	13,606	5,836	14,069

	(12,831)	490	(11,552)	(7,763)

Investing Activities
Acquisition of property and equipment	(250)	(903)	(484)	(1,123)
Acquisition of intangible assets	(68)	(163)	(292)	(629)
Acquisition of business	—	(12,730)	—	(12,730)

	(318)	(13,796)	(776)	(14,482)

Financing Activities
Capital lease obligation	(335)	—	(926)	—
Debt facility	—	15,000	—	15,000
Restricted cash on debt facility	340	—	(968)
Deferred financing cost	(25)	(757)	(25)	(1,192)
Issuance of common shares net of issuance costs	28	60	109	103

	8	14,303	(1,810)	13,911

Effect of foreign exchange on cash and cash equivalents	(45)	375	37	(809)
Net decrease in cash and cash equivalents	(13,186)	1,338	(14,101)	(9,212)
Cash and cash equivalents at beginning of period	22,044	42,248	22,959	52,798
Cash and cash equivalents at end of period	8,858	43,586	8,858	43,586

Cash paid during the period for interest	257	13	517	13

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Expressed in US $000's except common share amounts]

(Unaudited)

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Shareholder's Equity
Balance at February 29, 2012	35,586,206	$172,264	$4,606	$(65,448)	$(9,658)	$301	$102,065

Stock-based compensation	—	—	$392	—	—	—	$392
Settlement of contingent consideration	400,983	$1,758	—	—	—	—	$1,758
Other	13,878	$54	$1	—	—	—	$55
Other comprehensive loss	—	—	—	—	$(34)	$(34)	$(68)
Net Loss	—	—	—	$(12,579)	—	$(58)	$(12,637)

Balance at May 31, 2012	36,001,067	$174,076	$4,999	$(78,027)	$(9,692)	$209	$91,565

Stock-based compensation	—	—	$378	—	—	—	$378
Exercise of stock options	16,444	$91	$(52)	—	—	—	$39
Issued in connection with business acquisition	2,000,978	$5,180	—	—	—	—	$5,180
Other	6,816	$26	$5	—	—	—	$31
Other comprehensive loss	—	—	—	—	$3	$3	$6
Net Loss	—	—	—	$(1,122)	—	$(50)	$(1,172)

Balance at August 31, 2012	38,025,305	$179,373	$5,330	$(79,149)	$(9,689)	$162	$96,027

Stock-based compensation	—	—	$398	—	—	—	$398
Exercise of stock options	6,889	$14	$(5)	—	—	—	$9
Other	8,816	$20	$3	—	—	—	$23
Other comprehensive loss	—	—	—	—	$4	—	$4
Net Loss	—	—	—	$(13,867)	—	$(69)	$(13,936)

Balance at November 30, 2012	38,041,010	$179,407	$5,726	$(93,016)	$(9,685)	$93	$82,525

Stock-based compensation	—		$319	—	—	—	$319
Exercise of stock options	714	$3	$(2)	—	—	—	$1
Other	6,573	$19	$4	—	—	—	$23
Other comprehensive loss	—	—	—	—	—	$4	$4
Net Loss	—	—	—	$(27,181)	—	$(81)	$(27,262)

Balance at February 28, 2013	38,048,297	$179,429	$6,047	$(120,197)	$(9,685)	$16	$55,610

Stock-based compensation	—		$311	—	—	—	$311
Exercise of stock options	49,610	$99	$(34)	—	—	—	$65
Other	9,547	$19	$1	—	—	—	$20
Other comprehensive loss	—	—	—	—	$2	$2	$4
Net Loss	—	—	—	$(6,625)	—	$(54)	$(6,679)

Balance at May 31, 2013	38,107,454	$179,547	$6,325	$(126,822)	$(9,683)	$(36)	$49,331

Stock-based compensation	—		$322	—	—	—	$322
Exercise of stock options	10,321	$24	$(9)	—	—	—	$15
Other	6,105	$18	—	—	—	—	$18
Other comprehensive loss	—	—	—	—	$(60)	$(60)	$(120)
Net Loss	—	—	—	$(10,509)	—	$(92)	$(10,601)

Balance at August 31, 2013	38,123,880	$179,589	$6,638	$(137,331)	$(9,743)	$(188)	$38,965

See accompanying notes

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on NASDAQ Global Market under the symbol DRWI.

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE. LTD., incorporated in Singapore, DragonWave S.r.l, incorporated in Italy, DragonWave S.a r.l., incorporated in Luxembourg, DragonWave Comericio de Equipamentos De Telecommunicacao Ltda., incorporated in Brazil, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Ltd. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        In the opinion of management, the consolidated financial statements reflect all adjustments necessary to present fairly the financial position as at August 31, 2013 and February 28, 2013 and the results of operations, cash flows and changes in equity for the three month periods ended August 31, 2013 and August 31, 2012.

2. SIGNIFICANT ACCOUNTING POLICIES

        The interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except for the changes in accounting policies and methods described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended February 28, 2013.

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Disclosures about Offsetting Assets and Liabilities

        In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities," which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards. The adoption did not have an impact on our consolidated financial statements.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities

        In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The adoption did not have an impact on our consolidated financial statements.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

        In February 2013, the FASB issued ASU 2013-02, Topic 220—Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income ("ASU 2013-02"). ASU 2013-02 changes the presentation requirements of significant reclassifications out of accumulated other comprehensive income in their entirety and their corresponding effect on net income. For other significant amounts that are not required to be reclassified in their entirety, the standard requires the Company to cross-reference to related footnote disclosures. ASU 2013-02 became effective for the Company on March 1, 2013. The adoption of this guidance did not have a material effect on the Company's Consolidated Financial Statements.

3. BUSINESS COMBINATIONS

Nokia Solutions and Networks' Microwave Transport Business

        On June 1, 2012 the Company announced the closing of the acquisition of Nokia Solutions and Networks' ["NSN"] (formerly Nokia Siemens Networks) microwave transport business, including its associated operational support system (OSS) and related support functions. The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement between DragonWave Inc., its wholly-owned subsidiary DragonWave S.a r.l and NSN dated May 3, 2012.

        On April 10, 2013, the Company announced changes to its existing operational framework with NSN. In line with the renewed framework, the Company will continue to be the preferred, strategic supplier to NSN of packet microwave and related products, and the companies will jointly coordinate technology development activities.

        Under the terms of the renewed framework, on April 12, 2013 NSN paid $13,843 to the Company which settled the balance of the Company's contingent receivable. NSN took on additional commitments and costs so that DragonWave can continue to develop and supply microwave products. The Italian services agreement, pursuant to which NSN has provided research & development and certain other services to DragonWave since June 1, 2012, was terminated. As a result, the Company reduced accounts payable by $13,258. Capital assets with a net book value of $628 and the corresponding capital lease

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

3. BUSINESS COMBINATIONS (Continued)

obligation associated with the Italian operations in the amount of $1,323 was also eliminated by the Company.

        The Company also recorded a liability, based on management's estimate, for a termination fee of $8,668 to be paid in several tranches over the balance of fiscal year 2014. The estimate recorded is subject to measurement uncertainty as to the timing and amount that could have a material impact on the Company's financial statements should actual results differ from management's estimate.

        The net impact of these items resulted in a gain of $5,285 in the statement of operations in the six months ended August 31, 2013.

Disposition of DragonWave Limited

        On January 22, 2013 the Company sold all of its shares of DragonWave Networks Ltd ("DWL"), incorporated in Israel. The shares were sold for a nominal amount. Under the share purchase agreement, the Company has a liability to pay certain future obligations. During the three and six month periods ended August 31, 2013 the Company reduced the contingent liability by $342 based on a change in circumstance and therefore, as at August 31, 2013, the Company has recorded a discounted liability of $200 [February 28, 2013—$774]. The maximum potential liability to the Company, as at August 31, 2013 is $200 [February 28, 2013—$1,328]. Also, under the terms of a supply and services agreement, the Company has an opportunity to earn an additional $5,271 [February 28, 2013—$5,271] based on business performance subsequent to the disposition for which the Company has recorded a receivable of $583 [February 28, 2013—$583] which represents management's estimate of the amounts to be collected based on the discounted forecasted future cash inflows.

DragonWave HFCL India Private Limited

        Non-controlling interest consists of the minority owned portion of DragonWave HFCL India Private Limited.

4. CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	August 31, 2013	February 28, 2013
Cash	8,858	22,959
Cash equivalents	—	—

Total Cash and cash equivalents	8,858	22,959
Restricted cash	968	—

Total Cash and cash equivalents, and Restricted cash	9,826	22,959

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

4. CASH AND CASH EQUIVALENTS AND RESTRICTED CASH (Continued)

        As at August 31, 2013, the Company's requirement to have a minimum of $10,000 held at Comerica Bank was waived [February 28, 2013—$7,500].

        Restricted cash represents the cash required as collateral on the Company's debt facility as at August 31, 2013.

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers.

        The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base. The Company defines past due based on agreed upon terms with each individual customer.

	August 31, 2013	February 28, 2013
Trade Receivables (gross)	21,364	35,710
Allowance for doubtful accounts	(532)	(258)

Trade Receivables (net)	20,832	35,452

        As at August 31, 2013, one customer exceeded 10% of the total receivable balance. This customer represented 47% of the trade receivables balance [February 28, 2013—one customer represented 67% of the trade receivables balance].

        Included in general and administrative expenses is an expense of $275 related to bad debt expense for the three months ended August 31, 2013 and $280 related to bad debt expenses for the six months ended August 31, 2013 [three and six months ended August 31, 2012—expense of $34 and $69].

6. INVENTORY

        Inventory is comprised of the following:

	August 31, 2013	February 28, 2013
Raw Materials	6,982	10,268
Work in Progress	441	649
Finished Goods	22,962	19,511

Total Production Inventory	30,385	30,428
Inventory held for customer service/warranty	2,532	2,294

Total Inventory	32,917	32,722

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

6. INVENTORY (Continued)

        Cost of sales for the three and six months ended August 31, 2013 was $22,659 and $44,371 respectively [three and six months ended August 31, 2012—$37,414 and $46,255 respectively], which included $21,520 and $41,842 respectively [three and six months ended August 31, 2012—$36,276 and $44,703 respectively] of costs associated with inventory. The remaining costs of $1,139 and $2,529 respectively [three and six months ended August 31, 2012—$1,138 and $1,552 respectively] related principally to freight, warranty and other direct costs of sales.

        For the three and six months ended August 31, 2013, the Company recognized an impairment loss on inventory of $64 and $163 respectively [three and six months ended August 31, 2012—$2,639 and $2,673 respectively].

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	August 31, 2013	February 28, 2013
Deposits on inventory	1,832	2,604
Prepaid expenses	1,616	1,410
Other contingent receivable	583	583
VAT receivable (net)	687	720
Deferred financing costs	858	596
Other & miscellaneous receivables	42	164

Total other current assets	5,618	6,077

8. PROPERTY AND EQUIPMENT

	August 31, 2013			February 28, 2013
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test equipment	18,638	15,554	3,084	5,915
R&D equipment	2,274	2,001	273	148
Computer hardware	3,114	2,653	461	669
Production fixtures	1,339	1,150	189	208
Leasehold improvements	927	775	152	200
Furniture and fixtures	791	622	169	72
Communication equipment	282	253	29	46
Other	368	221	147	186

Total	27,733	23,229	4,504	7,444

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

8. PROPERTY AND EQUIPMENT (Continued)

        Amortization expenses relating to the above property and equipment of $969, $17, $284 and $2,197, $34, $565 was included in research and development, selling and marketing and general and administrative expenses respectively for the three and six months ended August 31, 2013 [three and six months ended August 31, 2012: R&D—$1,413 and $1,847; S&M—$43 and $87; G&A—$268 and $544]. Accumulated amortization was $21,087 as at February 28, 2013.

9. INTANGIBLE ASSETS AND GOODWILL

        Intangible assets are apportioned as follows:

	August 31, 2013				February 28, 2013
	Cost	Accumulated Amortization	Impairment	Net Book Value	Cost	Accumulated Amortization	Impairment	Net Book Value
Customer Relationships	1,745	1,340	201	204	1,745	946	201	598
Developed Technology	10,800	1,206	9,594	—	10,800	1,206	9,594	—
Infrastructure Systems Software	1,996	830	—	1,166	2,008	535	—	1,473
Computer Software	3,776	3,171	—	605	3,564	2,864	—	700

Total Intangible Assets	18,317	6,547	9,795	1,975	18,117	5,551	9,795	2,771

        For the three and six months ended August 31, 2013, the Company recognized amortization of intangible assets of $437 and $996 respectively [three and six months ended August 31, 2012—$1,199 and $1,741].

        The goodwill impairment test is a three-step process which requires the Company to make assumptions regarding fair value. The first step in the impairment test is to assess qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test. Because the Company has realized losses over successive quarters, the Company believed there was qualitative factors in-place that would suggest that the two-step goodwill impairment test would need to be performed. The second step consisted of calculating the fair value of the aggregated reporting unit. The Company used both a market-based approach and an estimate of discounted future cash flows.

        In applying the market-based approach the Company calculated its market capitalization using values from a reasonable time period around the date of the impairment test. The Company applied a control premium that was identified using recent comparable transactions.

        In applying the discounted cash flow methodology, we rely on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions employed under this method include discount rates; revenue growth rates, including assumed terminal growth rates; and operating margins used to project future cash flows for a reporting unit. The discount rates utilized reflect market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view with respect to other risks associated with the projected cash flows of the individual reporting unit. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

9. INTANGIBLE ASSETS AND GOODWILL (Continued)

        Our annual goodwill impairment analysis for fiscal 2014 did not result in any adjustment.

10. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

        Accounts Payable and Accrued Liabilities are apportioned as follows:

	August 31, 2013	February 28, 2013
Trade payables	11,748	36,915
Accrued liabilities	7,915	16,845
Estimated termination fee	8,897	—
Payroll related accruals	1,752	2,629
Warranty accrual	516	573
Income taxes payable	136	—

Total Accounts Payable and Accrued Liabilities	30,964	56,962

        Warranty accrual:

        Within its accrued liabilities, the Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

        The following table details the changes in the warranty liability for the respective periods:

	Three Months Ended		Six Months Ended
	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012
Balance at the beginning of the period	744	1,265	825	1,441
Accruals	199	264	383	448
Utilization	(195)	(221)	(328)	(435)
Changes in estimates	—	(195)	(132)	(341)

Ending Balance	748	1,113	748	1,113

Short term Portion	516	962	516	962
Long term Portion	232	151	232	151

11. DEBT FACILITY

        The Company has established a long term credit facility with Comerica Bank and Export Development Canada. As at August 31, 2013, this asset based credit facility was for a total of $20,000 plus $2,500 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

11. DEBT FACILITY (Continued)

compliance with borrowing covenants and short term assets on hand. As at August 31, 2013, the Company had drawn $15,000 on the facility [February 28, 2013—$15,000].

        The credit facility matures on May 31, 2014 and is secured by a first priority charge on all of the assets of DragonWave and its principal direct and indirect subsidiaries. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the two year term of the facility. During the three and six months ended August 31, 2013 the weighted average debt outstanding was $15,000 [three and six months ended August 31, 2012—$34,341 and $17,077] and the Company recognized $375 and $863 respectively in interest expense related to the debt facility [three and six months ended August 31, 2012—$570].

        As at February 28, 2013, the Company was in breach of one of the covenants then in place on the facility. However, the Company obtained a waiver of the breach from its lenders for a period through May 30, 2013 which eliminated any acceleration of repayment of the Company's obligation.

        As at August 31, 2013 the Company was in breach of two of the financial covenants under the credit facility. Both breaches have been waived by our lenders. The first breach was waived through September 8, 2013 at which time the Company had become back in compliance with the covenant. The second breach was waived as at August 31, 2013. The waivers eliminated any acceleration of repayment of our obligations in respect of such breaches. As at the date of the release of the financial statements, the Company is in compliance with all covenants.

12. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	August 31, 2013	February 28, 2013
Warranty accrual	232	252
Deferred revenue	461	531

Total Other Long Term Liabilities	693	783

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On March 13, 2012 the Company settled a portion of its contingent consideration, with regards to the purchase of Axerra Networks, with 400,983 common shares of DragonWave, valued at $4.49 per common share based on a 20 day volume weighted average price. The earn-out phase of the acquisition of Axerra Networks Inc. was completed on February 13, 2012, and the amount was determined to be $1,884. Issuance costs were $42.

        On June 1, 2012, as part of a business acquisition, the Company issued 2,000,978 common shares of DragonWave, valued at $3.21 CAD per common share based on a 5 day volume weighted average price. A discount of $1,144 and issuance costs of $98 were included in the final amount in shareholders' equity.

Employee stock option/stock issuance plan

        The Company has established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan [the "Plan"] applicable to full-time employees, directors and consultants of the Company for purchase of common shares with 3,812,388 common shares reserved for issuance. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment. The maximum number of Common Shares issuable under the Stock Option Plan is 10% of the Common Shares issued and outstanding.

        The following is a summary of stock option activity:

	Three months ended August 31, 2013
	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2013	2,529,088	$4.89
Granted	660,500	$2.24
Exercised	(49,610)	$1.34
Forfeited	(275,961)	$5.31

Options outstanding at May 31, 2013	2,864,017	$4.30

Granted	25,100	$2.85
Exercised	(10,321)	$1.56
Forfeited	(78,681)	$5.40

Options outstanding at August 31, 2013	2,800,115	$4.26

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

        The following are the weighted average values used in determining the fair value of options granted in 2013 and 2012:

	Three months ended
	August 31, 2013	August 31, 2012
Volatility	73.3%	73.0%
Risk Free Rate	1.22%	1.09%
Dividend Yield	Nil	Nil
Average Expected Life	4 yrs	4 yrs

        The 25,100 options granted during the three months ended August 31, 2013 and the 685,600 options granted during the six months ended August 31, 2013 were determined to have a fair values of $38 and $841 respectively [three and six months ended August 31, 2012: 555,000 options valued at $876 and 567,000 options valued at $896].

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on August 31, 2013:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Exercise Price (CAD)
$1.34	$2.00	264,297	0.37	$1.35	264,297	$1.35
$2.01	$2.50	772,000	4.60	$2.22	3,500	$2.37
$2.51	$3.00	523,888	3.88	$2.93	134,690	$2.94
$3.01	$4.00	94,413	0.81	$3.44	85,969	$3.41
$4.01	$5.00	200,853	0.10	$4.45	200,853	$4.45
$5.01	$6.50	315,214	1.71	$6.04	256,351	$6.06
$6.51	$8.00	400,150	2.67	$6.82	227,301	$6.83
$8.01	$10.00	137,700	1.58	$9.34	114,903	$9.35
$10.01	$13.33	91,600	1.38	$13.02	81,096	$12.99

		2,800,115	2.76	$4.26	1,368,960	$5.24

        The Company has recognized $322 and $633 for the three and six months ended August 31, 2013 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three and six months ended August 31, 2012—$388 and $792].

Restricted Shares & Employee Share Purchase Plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. During the three and six months ended August 31, 2013 a total

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

of 4,884 and 12,522 common shares were purchased by employees at fair market value, while the Company issued 1,221 and 3,130 common shares as its matching contribution. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the three and six months ended August 31, 2013 was $5 and $16 [three and six months ended August 31, 2013—$11 and $25]. The fair value of the unearned ESPP shares as at August 31, 2013 was $14 [February 28, 2013—$23]. The number of shares held for release, and still restricted under the plan at August 31, 2013 was 6,206 [February 28, 2013—7,760].

Warrants

        Effective May 30, 2007, the Company granted warrants to a party to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrants expire 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in 31,562 warrants being eligible for exercise. As at August 31, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Options Pricing Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

14. NET INCOME (LOSS) PER SHARE

        The following table illustrates the dilutive impact on net income (loss) per share including the effect of outstanding options and warrants:

	Three Months Ended		Six Months Ended
	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012
Basic Net Income (Loss) per share
Net Income (Loss) applicable to shareholders	(10,509)	(1,122)	(17,134)	(13,701)
Weighted average number of shares outstanding	38,112,887	37,992,859	38,086,403	36,962,103

Net Income (Loss) per share	$(0.28)	$(0.03)	$(0.45)	$(0.37)

Diluted Net Income (Loss) per share
Net Income (Loss)	(10,509)	(1,122)	(17,134)	(13,701)
Weighted average number of shares outstanding	38,112,887	37,992,859	38,086,403	36,962,103
Dilutive effect of warrants	—	—	—	—
Dilutive effect of stock options	—	—	—	—

Adjusted weighted average number of shares outstanding	38,112,887	37,992,859	38,086,403	36,962,103

Net Income (Loss) per share	$(0.28)	$(0.03)	$(0.45)	$(0.37)

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

14. NET INCOME (LOSS) PER SHARE (Continued)

        As at August 31, 2013, 2,800,115 options, and 31,562 warrants were excluded from the diluted income (loss) per share calculation as they were anti-dilutive.

15. COMMITMENTS

        Future minimum operating lease payments as at August 31, 2013 per fiscal year are as follows:

2014	$1,082
2015	$1,766
2016	$1,348
2017	$970
Thereafter	—

$5,166

Royalty Commitments

        Under the research and development agreements of DragonWave Networks Ltd., a former subsidiary of DragonWave, the Company received and accrued participation payments from the Office of the Chief Scientist ["OCS"] of the Ministry of Industry and Trade in Israel. DragonWave was required to pay royalties at the rate of 3%–3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties was contingent on actual sales of the products and in the absence of such sales, no payment is required. During the prior fiscal year the Company adjusted the contingent royalty liability based on a change in estimate and recognized a gain of $352 and $1,542 respectively for the three and six months ended August 31, 2012 in the consolidated statement of operations.

16. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities.

Fair Value

        The following table summarizes the carrying values of the Company's financial instruments:

	August 31, 2013	February 28, 2013
Held-for-trading(1)	9,826	22,959
Loans and receivables(2)	21,007	51,362
Other financial liabilities(3)	47,356	75,690

(1)
Includes cash, cash equivalents, and restricted cash

(2)
Includes trade receivables, contingent receivables and other receivables which are financial in nature

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. FINANCIAL INSTRUMENTS (Continued)

(3)
Includes accounts payable, accrued liabilities, debt facility, contingent liabilities and lease obligations which are financial in nature

        Cash and cash equivalents, restricted cash, trade receivables, other receivables, accounts payable, accrued liabilities, debt facility, contingent liabilities and lease obligations are short term financial instruments whose fair value approximates the carrying amount. As at the consolidated balance sheet dates, there are no significant differences between the carrying values of these items and their estimated fair values. All financial instruments have been measured using Level 1 inputs with the exception of the Company's contingent receivable and contingent liabilities which have been measured using a Level 3 input, a discounted cash flow model that values the underlying assets and liabilities based on expected timing of payments and receipts.

Interest rate risk

        Cash and cash equivalents and the Company's debt facility which has interest rates with market rate fluctuations expose the Company to interest rate risk on these financial instruments. Net interest expense of $380 and $918 was recognized during three and six months ended August 31, 2013 on the Company's cash, cash equivalents, and debt facility [three and six months ended August 31, 2012—Income of $740 and $711 respectively].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents, and restricted cash in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, the Company may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at August 31, 2013 the Company had no forward contracts in place [February 28, 2013—no contracts]. All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the Consolidated Statements of Operations.

        As of August 31, 2013, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a decrease in after-tax net income (loss) of $152 for the three and six months ended August 31, 2013 [three and six months ended August 31, 2013—decrease of $39], with an equal and opposite effect if the US dollar had depreciated 1 percent against all foreign currencies at August 31, 2013.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at August 31, 2013, the Company had cash, cash equivalent and restricted cash totaling $9,826 [February 28, 2013—$22,959]. Based on current revenue expectations, the continuing availability of credit facilities, and other options available, the Company believes that its liquidity risk is manageable.

17. SEGMENTAL INFORMATION

        The Company operates in one reportable segment, broadband wireless backhaul equipment.

18. ECONOMIC DEPENDENCE

        The Company was dependent on two key customers with respect to revenue in the three and six months ended August 31, 2013. These customers represented approximately 71% and 70% of sales for the three and six months ended August 31, 2013 [three and six months ended August 31, 2012—one customer representing 76% and 59% respectively].

19. RESTRUCTURING COSTS RELATED TO SPECIFIC ITEMS

        During the three and six months ended August 31, 2013 the Company had no restructuring activities. During the three and six months ended August 31, 2012, the Company implemented several structural adjustments to reflect the Company's global integration plan for the planned acquisition of NSN's microwave transport business. One of these changes aimed at reducing its operating expenses in order to better align it with its revenues. Restructuring charges of $798 related to severance costs were recognized during six months ended August 31, 2012.

        As at February 28, 2013 the Company had a liability of $488 related to restructuring activities. As at August 31, 2013 the Company has no remaining liability.

20. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

21. SUBSEQUENT EVENT

        On September 23, 2013 the Company issued 11,910,000 units of the Company's equity for proceeds, before expenses, of approximately $25,011. The units were offered at a price to the public of $2.10 per unit. Each unit consisted of one common share and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.70 per share until September 23, 2018, subject to certain adjustments. The Company does not intend to list the Warrants on any stock exchange. As at the Balance Sheet date, the Company has capitalized $317 of expenses which will be offset against the proceeds in the Company's third quarter.

QuickLinks

  Exhibit 99.2
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Expressed in US $000's except share and per share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (Unaudited)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY [Expressed in US $000's except common share amounts] (Unaudited)
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts (Unaudited)